Hugh Hui Work History

- Prep2grow: Chief Operating Officer (Part-Time), July 29, 2020 to present
- Transformai BP3: Vice President, 2019 to present
- Servicesource International, Vice President, 2014 to 2019
- IBM: VP, 2010 to 2014
- Deloitte, Delivery Director, 2008 to 2010
- Accenture, Senior Director, 2006 to 2008
- Oracle, Senior Director, 1999 to 2004